File No. 69-244
                                                                       ------

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C.

                                FORM U-3A-2

                    Statement by Holding Company Claiming
                    Exemption Under Rule U-3A-2 from the
                      Provisions of the Public Utility
                         Holding Company Act of 1935

                    To Be Filed Annually Prior to March 1

                        CONNECTICUT ENERGY CORPORATION
                        ------------------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1(a) The name, State of organization, location and nature of business of the claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

         The name of the claimant is Connecticut Energy Corporation
(the "claimant"). The claimant is incorporated under the laws of the State of Connecticut. Its principal place of business and executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. The claimant is not an operating company. The business of the claimant consists of investing in, disposing of, buying, selling and otherwise dealing in the stock, bonds, securities and properties of the other corporations listed below in 1(b).

         1(b) The name, State of organization, location and nature of business of every subsidiary of the claimant thereof, other than any EWG or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

           (i)    The Southern Connecticut Gas Company ("Southern").
                  Southern is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. Southern is principally engaged in the retail distribution and sale of natural gas for domestic, commercial and industrial uses in southern Connecticut, primarily in the New Haven and Bridgeport areas. Incidental to the sale of gas, Southern sells gas water heaters and space heaters. Southern is subject to the jurisdiction of the Connecticut Department of Public Utility Control as to accounting, rates, charges, certain operating matters and the issuance of securities other than borrowings maturing in twelve months or less.

          (ii) Connecticut Energy Development Corporation ("CEDC"). CEDC is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CEDC was formed in December 1994 and is participating as an equity holder in an entity formed to purchase and market natural gas and could potentially participate in other nonregulated activities.

         (iii) Total Energy Services Group, Inc. ("TESG"). TESG is incorporated under the laws of the State of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. TESG was formed in August 1995 and is initially expected to engage in nonregulated activities relating to the selling, planning, purchasing and management of various energy commoditites and services to commercial and industrial end users.

         2. A brief description of the properties of the claimant and its subsidiary public utility company is as follows:

         (a) The claimant -- The claimant has no properties other than the common stock of the subsidiary described above in 1(b)(i).

         (b)      Southern -- A major portion of Southern's physical
                  assets consists of gas distribution facilities. As of December 31, 1995, Southern had 2,083 miles of main and 121,094 service connections. Southern leases its corporate headquarters building in Bridgeport and leases an operating
                  facility in Orange.   It also owns a propane air facility in
                  Trumbull and certain properties in Bridgeport and New Haven that were formerly utilized as operating facilities. Southern leases an LNG plant in Milford. All of such assets of Southern are located in the State of Connecticut. Substantially all of Southern's utility properties and plant are subject to the lien of the indenture securing its first mortgage bonds. Southern has no producing field, gas manufacturing plants, or pipelines which receive gas at the Connecticut border.

         3. During the last calendar year and to date, only Southern has been an operating public utility company, and the following information, therefore, relates to it alone:

         (a) During the calendar year 1995, Southern distributed 30,110,176 MCF of natural or manufactured gas at retail.

         (b)      None

         (c) During the calendar year 1995, Southern sold 2,047,682 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         (d) During the calendar year 1995, Southern purchased 33,051,363 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         4. The following information for the reporting period with respect to the claimant and each interest it holds directly or indirectly in an EWG or foreign utility company, stating monetary amounts in United States dollars:

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None


                                  EXHIBIT A

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for calendar year 1995, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


                                  EXHIBIT B

                            Financial Data Schedule

         Submitted only in electronic format to the Securities and Exchange Commission.


                                  EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.


                                      CONNECTICUT ENERGY CORPORATION
                                      ------------------------------
                                             (Name of Claimant)


                                       By \s\ Vincent L. Ammann, Jr.
                                       --------------------------------------
                                       Vincent L. Ammann, Jr., Vice President
                                       and Chief Accounting Officer

(Corporate Seal)

Attest:

\s\ Carol A. Forest
-----------------------------------------
Carol A. Forest, Vice President, Finance,
Chief Financial Officer and Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Vincent L. Ammann, Jr., Vice President and Chief Accounting Officer
-------------------------------------------------------------------
Connecticut Energy Corporation
------------------------------
       (Name)                          (Title)


855 Main Street, Bridgeport, Connecticut  06604
-----------------------------------------------
                   (Address)

                                                            CONNECTICUT ENERGY CORPORATION

                                                            CONSOLIDATING INCOME STATEMENT
                                                                    DECEMBER 31, 1995
                                                                       (UNAUDITED)

EXHIBIT A
                                              THE         CONNECTICUT      TOTAL
                                            SOUTHERN        ENERGY         ENERGY                  ADJUSTMENTS
                                           CONNECTICUT    DEVELOPMENT     SERVICES      CEC        ELIMINATIONS         TOTAL
ACCOUNT DESCRIPTION                        GAS COMPANY    CORPORATION    GROUP, INC.  HOLDING    DEBIT       CREDIT      CEC

OPERATING REVENUES                         $236,344,967                                                              $236,344,967

PURCHASED GAS                               119,799,191                                                               119,799,191
_________________________________________________________________________________________________________________________________
   GROSS INCOME                             116,545,776                                                               116,545,776

OPERATING EXPENSES
  OPERATIONS                                 48,252,984    $ 12,795     $(3,857)     $ 12,108                          48,274,030
  MAINTENANCE                                 3,815,050                                                                 3,815,050
  DEPRECIATION/DEPLETION/AMORTIZATION        14,311,750                                                                14,311,750
  TAXES OTHER THAN INCOME                    15,406,782                                                                15,406,782
  STATE TAXES - CURRENT                       1,542,332                                17,686                           1,560,018
  FEDERAL INCOME TAXES - CURRENT              1,996,170                                47,638                           2,043,808
  FEDERAL INCOME TAXES - DEFERRED             4,071,779                                                                 4,071,779
_________________________________________________________________________________________________________________________________
TOTAL OPERATING EXPENSES                     89,396,847      12,795      (3,857)       77,432                          89,483,217
OPERATING INCOME                             27,148,929     (12,795)      3,857       (77,432)                         27,062,559

ALLOWANCE FOR FUNDS DURING CONSTRUCTION         190,872                                                                   190,872
OTHER INCOME, NET                              (642,884)                              165,902  $161,937    $ 15,156      (623,763)
LEASED LAND INCOME                               15,156                                          15,156                         0
_________________________________________________________________________________________________________________________________
TOTAL INCOME                                 26,712,073     (12,795)      3,857        88,470   177,093      15,156    26,629,668

INCOME DEDUCTIONS
  INTEREST ON LONG-TERM DEBT & AMORTIZATION  10,845,205                                                                10,845,205
  OTHER INTEREST, NET                         1,737,083                                                     161,937     1,575,146
  MISCELLANEOUS INCOME DEDUCTIONS                60,973                                                                    60,973
_________________________________________________________________________________________________________________________________
TOTAL INCOME DEDUCTIONS                      12,643,261                                                     161,937    12,481,324

NET INCOME TO COMMON                       $ 14,068,812    $(12,795)    $ 3,857     $ 88,470   $177,093    $177,093  $ 14,148,344
                                            ===========     =======      ======      =======    =======     =======    ==========

                                                             CONNECTICUT ENERGY CORPORATION

                                                               CONSOLIDATING BALANCE SHEET
                                                                    DECEMBER 31, 1995
                                                                       (UNAUDITED)

EXHIBIT A
                                         THE        CONNECTICUT    TOTAL
                                       SOUTHERN       ENERGY       ENERGY                     ADJUSTMENTS
                                      CONNECTICUT   DEVELOPMENT   SERVICES      CEC           ELIMINATIONS             TOTAL
ACCOUNT DESCRIPTION                   GAS COMPANY   CORPORATION  GROUP, INC.  HOLDING       DEBIT       CREDIT          CEC
ASSETS

UTILITY PLANT
  INTANGIBLES                          $    140,692                                                                $    140,692
  PRODUCTION                              2,861,281                                                                   2,861,281
  STORAGE                                 6,462,549                                                                   6,462,549
  DISTRIBUTION                          320,455,042                                                                 320,455,042
  GENERAL                                23,290,791                                                                  23,290,791
_______________________________________________________________________________________________________________________________
   SUBTOTAL                             353,210,355                                                                 353,210,355

  CONSTRUCTION WORK IN PROGRESS           5,516,296                                                                   5,516,296
  NONUTILITY PROPERTY                     2,705,273             $   26,294                                            2,731,567
_______________________________________________________________________________________________________________________________
   TOTAL PROPERTY, PLANT & EQUIPMENT    361,431,924                 26,294                                          361,458,218
  LESS:  ACCUMULATED DEPRECIATION       110,709,597                    368                                          110,709,965
_______________________________________________________________________________________________________________________________
   NET PROPERTY, PLANT & EQUIPMENT      250,722,327                 25,926                                          250,748,253

CURRENT ASSETS
  CASH                                      859,495   $ 1,000      257,462   $ 2,129,554                              3,247,511
ACCOUNTS RECEIVABLE:
  TRADE                                  42,040,573                                                                  42,040,573
  OTHER                                     893,363                141,847       170,355                              1,205,565
  INTERCOMPANY                              150,970                                  791             $   151,761              0
_______________________________________________________________________________________________________________________________
   SUBTOTAL                              43,084,906                141,847       171,146                 151,761     43,246,138
  LESS:  BAD DEBT ALLOWANCE               3,538,325                                                                   3,538,325
_______________________________________________________________________________________________________________________________
   NET ACCOUNTS RECEIVABLE               39,546,581                141,847       171,146                 151,761     39,707,813

UNBILLED REVENUES                         7,841,851                                                                   7,841,851
UNRECOVERED PURCHASED GAS COSTS           6,660,308                                                                   6,660,308
FUEL STOCK                               10,552,395                                                                  10,552,395
PREPAID EXPENSES                          1,991,006                                                                   1,991,006
_______________________________________________________________________________________________________________________________
   TOTAL CURRENT ASSETS                  67,451,636     1,000      399,309     2,300,700                 151,761     70,000,884

OTHER ASSETS
  INVESTMENT IN SUBSIDIARIES AND
    OTHER ASSETS                                       50,000    2,040,000    96,598,477              96,598,477      2,090,000
  UNAMORTIZED DEBT EXPENSE                6,042,856                                                                   6,042,856
  OTHER DEFERRED DEBITS                  67,152,011       484      123,810       128,552   $23,073                   67,427,930
_______________________________________________________________________________________________________________________________
   TOTAL OTHER ASSETS                    73,194,867    50,484    2,163,810    96,727,029    23,073    96,598,477     75,560,786

TOTAL ASSETS                           $391,368,830   $51,484   $2,589,045   $99,027,729   $23,073   $96,750,238   $396,309,923
                                        ===========    ======    =========    ==========    ======    ==========    ===========

                                                            CONNECTICUT ENERGY CORPORATION

                                                               CONSOLIDATING BALANCE SHEET
                                                                    DECEMBER 31, 1995
                                                                       (UNAUDITED)

EXHIBIT A
                                         THE        CONNECTICUT    TOTAL
                                       SOUTHERN       ENERGY       ENERGY                       ADJUSTMENTS
                                      CONNECTICUT   DEVELOPMENT   SERVICES      CEC             ELIMINATIONS                TOTAL
ACCOUNT DESCRIPTION                   GAS COMPANY   CORPORATION  GROUP, INC.  HOLDING         DEBIT       CREDIT             CEC
CAPITALIZATION

COMMON STOCK                          $ 18,760,951    $ 1,000   $    1,000   $  8,898,663   $ 18,762,951               $  8,898,663
CAPITAL STOCK EXPENSE                     (636,182)                            (3,286,766)                               (3,922,948)
CAPITAL IN EXCESS OF PAR VALUE          70,799,637     50,000    2,499,000    101,212,877     81,656,854                 92,904,660
RETAINED EARNINGS                       40,602,394    (12,795)       3,857     (7,869,299)                 $3,821,328    36,545,485
___________________________________________________________________________________________________________________________________
   SUBTOTAL                            129,526,800     38,205    2,503,857     98,955,475    100,419,805    3,821,328   134,425,860

LONG-TERM DEBT                         119,322,000                                                                      119,322,000
___________________________________________________________________________________________________________________________________
TOTAL CAPITALIZATION                   248,848,800     38,205    2,503,857     98,955,475    100,419,805    3,821,328   253,747,860

CURRENT LIABILITIES
  SHORT-TERM BORROWINGS                 34,900,000                                                                       34,900,000
  CURRENT PORTION OF LONG-TERM DEBT        594,500                                                                          594,500
  ACCOUNTS PAYABLE                      16,206,150                                                                       16,206,150
  REFUNDS DUE CUSTOMERS                    632,898                                                                          632,898
  FEDERAL CORPORATE TAXES                4,851,266                                 13,827                                 4,865,093
  STATE CORPORATE TAXES                    408,367                                  5,133                                   413,500
  PROPERTY TAXES                         3,993,125                                                                        3,993,125
  OTHER ACCRUED TAXES                    3,329,242                                                                        3,329,242
  ACCOUNTS PAYABLE-INTERCOMPANY                  0     13,279       85,188         53,294        151,761                          0
  INTEREST PAYABLE                       2,251,647                                                                        2,251,647
  OTHER ACCRUED LIABILITIES              3,007,047                                                                        3,007,047
  CUSTOMERS' DEPOSITS                    2,055,045                                                                        2,055,045
 __________________________________________________________________________________________________________________________________
   TOTAL CURRENT LIABILITIES            72,229,287     13,279       85,188         72,254        151,761                 72,248,247

OTHER LIABILITIES
  DEFERRED FEDERAL INCOME TAXES         57,971,417                                                                       57,971,417
  DEFERRED INVESTMENT TAX CREDITS        3,487,964                                                                        3,487,964
  OTHER                                  8,831,362                                                             23,073     8,854,435
___________________________________________________________________________________________________________________________________
   TOTAL OTHER LIABILITIES              70,290,743                                                             23,073    70,313,816

TOTAL CAPITALIZATION & LIABILITIES    $391,368,830    $51,484   $2,589,045    $99,027,729   $100,571,566   $3,844,401  $396,309,923
                                       ===========     ======    =========     ==========    ===========    =========   ===========

                                                              CONNECTICUT ENERGY CORPORATION

                                                 CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                                        (UNAUDITED)

EXHIBIT A
                                              THE           CONNECTICUT      TOTAL
                                            SOUTHERN          ENERGY         ENERGY     CONNECTICUT
                                           CONNECTICUT      DEVELOPMENT     SERVICES      ENERGY      ADJUSTMENTS
                                           GAS COMPANY      CORPORATION    GROUP, INC.  CORPORATION   ELIMINATIONS     CONSOLIDATED
___________________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1994                $37,846,443                                 $(7,805,679)   $3,821,328       $33,862,092

ADD:  NET INCOME                            14,068,812       $(12,795)      $3,857          88,470                      14,148,344

LESS:  COMMON STOCK DIVIDENDS               11,312,861                                     152,090                      11,464,951
___________________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1995                $40,602,394       $(12,795)      $3,857     $(7,869,299)   $3,821,328       $36,545,485
                                            ==========        =======        =====      ==========     =========        ==========